Free Writing Prospectus filed pursuant to Rule 433
Registration Statement No. 333-224549
Dated October 18, 2019

YayYo, Inc.

RideShare Rental

Investor Presentation

Nasdaq reserved symbol (YAYO)

YayYo, Inc. ("YayYo") has filed a registration statement (including a preliminary prospectus) on Form S-1 (file no. 333-224549) with the United States Securities and Exchange Commission (the "SEC") for an offering to which this communication relates. Before you invest in YayYo's securities, you should read the prospectus in that registration statement and other documents YayYo has filed with the SEC for more complete information about YayYo and the offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, YayYo, any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it. The registration statement including the preliminary prospectus may also be accessed at : https://www.sec.gov/Archives/edgar/data/1691077/000149315219015099/forms-1a.htm

Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions of the management team of YayYo, and on information currently available to such management team. These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond YayYo's and its subsidiaries' and affiliates' control. All statements, other than statements of historical fact, contained in this presentation, including statements regarding future events, future financial performance, business strategy and plans, and objectives of YayYo for future operations, are forward-looking statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievements of YayYo and the industry in which it operates to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on any forward-looking statement. YayYo undertakes no obligation to update or revise publicly any of the forward-looking statements after the date hereof to conform the statements to actual results or changed expectations.

Unless otherwise indicated, information contained in this presentation concerning YayYo's industry and the markets in which it operates, including its general expectations and market opportunity and market size, is based on information from various sources, including, but not limited to, independent industry publications. In presenting this information, YayYo has made assumptions based on such data and other similar sources, and on its knowledge of, and its experience to date. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. The industry in which YayYo operates is subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by YayYo.

Any offering of securities will only be made by means of a registration statement (including a prospectus) filed with the SEC, after such registration statement becomes effective. No such registration statement has become effective as of the date of this presentation. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Offering Summary

Issuer	YayYo, Inc.
Type of offering	Initial Public Offering
Exchange	NASDAQ Capital Market
Reserved Symbol	YAYO
Shares Outstanding Pre-Offering	26,802,976
Expected Offering Size	2,500,000 Common Shares (“Shares”)
Over-Allotment Option	375,000 Shares
Public Offering Price	$4.00 per Share
Use of Proceeds	• Purchase of vehicles made available for rent • Repayment of notes payable • Sales and marketing • Working capital and general corporate purposes

About Us

YayYo, Inc.

Holding Company

Rideshare Car Rentals LLC
Company's own fleet (Hyundai partnership)

RideShare Rental

Distinct Cars, LLC
(Vehicles fleet operating as a wholly-owned subsidiary)

3rd Party Fleets
Incl. Rental Car Fleets

Ride Sharing (Current)

Potential Other Gig-Economy (Future)

Uber, Lyft, DoorDash, Postmates, TaskRabbit, Grubhub

Current Geographies Served



KEY
Current
Headquarters

- **YayYo was founded in 2016, in Los Angeles**
- **We lease cars to rideshare drivers; both ours and 3rd-party fleet vehicles**
- **Unlike many services, we require no driver exclusivity towards any rideshare company, and do not inhibit any rideshare driver bonuses**
- **We are a pay-in-advance service and do not require credit checks. As a result, we apply to a larger segment of drivers and have a lower non-payment risk with advance payments**

The Opportunity

The rideshare industry is **growing rapidly**

- Uber alone adds **50,000 drivers a month to meet demand** as growth continues to accelerate [1]
- **As of December 31, 2018, Uber alone had nearly 4 million drivers** [2]

Problem	Many Uber and Lyft driver applicants do not have a car that qualifies for the platform ***(10% -15% of applicants do not have cars that qualify)*** [3]
YayYo Solution	**YayYo bridges the gap** between rideshare drivers needing a suitable vehicle & rideshare companies who depend on attracting & keeping drivers with vehicles. We uniquely support drivers in both higher and lower economic categories with innovative policies and programs
Opportunity	With **limited competition** in the space, YayYo has the opportunity to capitalize on the **booming ridesharing industry** **Strong industry tailwinds** have paved the way for a new incumbent to complement the major companies in the space such as Uber & Lyft

Domestic Ride Hailing Industry [4]

- **Estimated at $36b in 2017**
- **Estimated to reach $285b by 2030**

(1) Slate (https://www.businessinsider.com/uber-offering-50000-jobs-per-month-to-drivers-2015-3)
(2) Uber Technologies Prospectus (https://www.sec.gov/Archives/edgar/data/1543151/000119312519144716/d647752d424b4.htm)
(3) Citylab ((https://www.citylab.com/transportation/2016/06/uber-subprime-auto-leases/485480/)
(4) Marketwatch (https://www.marketwatch.com/story/ride-hailing-industry-expected-to-grow-eightfold-to-285-billion-by-2030-2017-05-24)

YayYo

Geographic Footprint


Seattle
Oakland
LA
Las Vegas
Chicago
Indianapolis
Connecticut
New Jersey
Baltimore
Dallas
Miami

YayYo has over 19,000 active drivers in our network

As of October 15, 2019 YayYo has 716 cars on platform

Seamless, Scalable Platform

Book / List Your Car


RideShare Rental
Book a Car
and drive for Rideshare companies like UBER or delivery services
CONTINUE
Simple Booking
Flexible Car Rental
Rent to Rideshare

Makes it extremely easy for drivers to book a car and for fleet owners to list and manage their cars through the site

Choose your Car


RideShare Rental
FIND A CAR

Choose a car & book it by the day, week, or month

Integrated Payments


Payments options
PayPal
Credit Card

Integrated payments for ease of transaction – drivers manage their account entirely via the app, including extending their rental term

Optimized for Mobile

The Driver's App



RideShare Rental
Driver
Sign Up
Find a Car
Advance Filter
Ford 2008 Focus
My Reservation
Toyota-Corolla 2008
Extend Rental

Sign In → **Search** → **Rent**

The Fleet Owner's App



Ride Share Rental
OWNER
Sign Up
Login now
Login With Google
My Vehicle
Hyundai Elantra 2018
active-rental
My Earnings

Sign In → **List Vehicle** → **Manage Income**

Featured Vehicles



HYUNDAI
+
YayYo



Hyundai Elantra

% of Fleet	91%
List price per Day	$39.00
List price per Week	$199.00
List price per Month	$795.00



Hyundai Sonata

% of Fleet	1%
List price per Day	$45.00
List price per Week	$255.00
List price per Month	$899.00



Hyundai Ioniq Hybrid

% of Fleet	8%
List price per Day	$49.00
List price per Week	$269.00
List price per Month	$999.00

Note: Base rental rates do not include (a) insurance of $15 per day and (b) transaction fee of 10% of the rental rate.

Hyundai Relationship + Financing

YayYo has leveraged its **relationship with Hyundai USA** to build a fleet of vehicles at attractive lease terms

YayYo receives exceptional pricing from Hyundai including low prices and fast delivery

YayYo consistently has an unmet driver backlog and a high inventory utilization rate

Current, favorable financing partnerships with Acme Auto Leasing LLC and United Mile Leasing

YayYo has the option to purchase vehicles at the end of the financing term and has been able to sell vehicles favorably, given the strong residual value relative to attractive initial acquisition price (discount off MSRP)

YayYo is currently in discussions with multiple new and existing financing partners to meet anticipated growth in vehicles

HYUNDAI + YayYo

	Hyundai Elantra	Hyundai Sonata	Hyundai Ioniq
Purchase Price	$15,000	$17,000	$19,000

Below-sticker pricing and favorable Lease options result in current payments from $360 to $530 per month.

Note: Illustration and data based on current partnership with Acme Auto Leasing LLC and United Mile Leasing. YayYo has other lease financing partners to meet growth plans. Other financing partners could dictate materially different financing terms than the illustrative terms shown above, including a larger down payment of total purchase price.

Platform & Benefits to Fleet Operators

RideShare Rental manages a continuous supply of drivers needing cars



- Rental car fleet utilization has gone down since the advent of ridesharing[1]. We increase fleet vehicles use via our platform with a goal of a 90%-98% utilization
- Our platform is attractive to fleet operators and becomes both a competitive advantage and encourages a "rent vs. own" scenario
- We provide insurance specific to the rideshare industry, reducing expense and overhead to the fleet operator
- Fleets are challenged to match our ability to find drivers; a critical need.
- Our Ambassador & Veterans Programs will likely increase driver retention
- Our experienced management and staff who specialize in the rideshare market will train Fleet employees

(1) Business Insider (https://www.businessinsider.com/uber-lyft-are-gaining-even-more-market-share-over-taxis-and-rentals-2018-7)

YayYo Differentiation

Independent Source

- YayYo cars can be driven for *any* Rideshare and delivery company, at *any* time, with *no* limitations
- Unlike competitors, using YayYo cars does not exclude drivers from Rideshare bonus programs
- YayYo drivers are paid directly through Rideshare companies. Their lease payments and related fees are not deducted from their pay

No Credit Check (Advance Pay)

- Uber drivers in the US often net less than $12 pay per hour [(1)]
- Favorable lease terms & credit flexibility are *required* to address a driver segment making as little as $24k per year [(1)] [(2)]

Risk Management

- Cars are tracked by two independent GPS systems
- All vehicles are local to a YayYo office
- Drivers can return cars any time without penalty
- Vehicle "kill switches" in every car
- Exceptional rideshare insurance is on every car
- Drivers can take a car for as little as three days at a time

Peer-to-peer Comparison

- YayYo has higher profit margins vs. P2P
- P2P is limited by the # of willing, individual owners.
- We lease our inventory resulting in a fraction of the risk and challenge.
- Lack of predicable inventory
- Risk of a poor experience in the uncontrolled hand-off between drivers and owners
- P2P cars cannot be tracked
- Drivers and owners can disintermediate the P2P company
- We have a 3-year head start on the fleet management business

(1) Gridwise (https://gridwise.io/how-much-do-rideshare-drivers-make-in-2019).
(2) Annual revenue estimate assumes a 40-hour work week.

Operational Achievements

Rideshare Operations



Santa Monica
Culver City
Kenneth Hahn State Recreation Area
Marina Del Rey
Los Angeles International Airport
Last Location: 05:35pm 10/07
11537 Oxford Ave, Hawthorne, CA 90250, USA
Watts Towers Arts
Dockweiler Beach
El Segundo
Hawthorne
West Athens
Hustler Casino
Gardena
West Rancho Dominguez
Manhattan Beach
Lawndale
El Camino College

Map Date	Oct 7, 2019 5:39 PM	Vehicle	Elantra-1163
Address	4156 W Imperial Hwy, Hawthorne, CA,	Serial Number	F1163000612
Zip Code	90304	Speed/Direction	37 mph West
Latitude/Longitude	33°55'52"N 118°20'51"W	Odometer	41181 miles

- Technology-driven and highly-tailored fleet management tools
- Robust software / API-driven integration
- Localized Fleet management operations within a national technology framework
- Expert Claims Management resources that promote exceptional fleet utilization rates
- Driver-centric onboarding process that delivers fast throughput and an excellent customer experience

Unit Economics

YayYo Price Model (owned fleet)

Owned *Per Car / Month*

Base Rev / Car (1)	$1,170
Insurance Premiums *($15 / Day)*	$450
Transaction Fee *(10%)* (2)	$117
SUM, LIST REV/CAR	**$1,737**
Lease Payment *(cap lease)*	($370)
Driver Paid Insurance *($12 / Day)*	($360)
Insurance *(fleet policy)* (3)	($40)
Misc & Maint Expense	($210)
CASH EXPENSES	**$980**
Contribution / Car (after financing lease obligation)	**$757**
Cash Contribution / Car % (after financing lease obligation)	**43.5%**
Lease Cost	**4.8x**

(1) *Assuming $39 per day rental and a 30 day month*
(2) Transaction fees charged on Base rental revenue for each transaction
(3) *Insurance policies directly related to vehicle coverage; excluding YayYo parent D&O policy*
Note: Cash contribution / car is defined as revenue less direct cash operating & financing expenses.
Misc. and Maint. Expenses are estimates and subject to change. They include but are not limited to the cost to clean and prepare vehicles and are a variable cost.
Model does not include fees requiring collections, which may include unpaid damage deductibles

YayYo

Dynamic Growth

- YayYo has successfully grown rental revenues due to favorable unit economics, attractive pricing/programs and a massive market opportunity
- YayYo anticipates leveraging relationships with Hyundai & new fleet operators to substantially accelerate platform growth

Quarterly Platform Revenue (1)

($ in 000's)



$213
$414
$623
$827
$1,325
$3,474
Q4 17
Q1 18
Q2 18
Q3 18
Q4 18
H1 19

Cars on the Platform (Ending)(2)



136
134
194
17
212
25
360
35
347
54
Q4 17
Q1 18
Q2 18
Q3 18
Q4 18
H1 19
Company fleet
Managed Cars

Summary YayYo Revenue

($ in Millions)



1,290% YoY
$0.2
$3.2
$6.8
2017A
2018A
June 19 RR

1) Quarterly Platform Revenue does not include Gain on Sale of Vehicles ($11K Q2 2018, $43K Q3 2018, $46K Q4 2018)
2) Approximate. Net of deactivated, removed, or inactive cars Count is from the last day of each quarter. No cars were added between 1/1/2019 and 6/30/2019. Cars have been added in H2, 2019.

YayYo

Financial Highlights
Cumulative Revenues


TOTAL REVENUE – TRAILING 12 MONTHS
$1.3M
$1.5M
$1.8M
$2.1M
$2.4M
$2.8M
$3.3M
$3.8M
$4.3M
$4.8M
$5.2M
$5.6M
$5.9M
Jun-18
Jul-18
Aug-18
Sep-18
Oct-18
Nov-18
Dec-18
Jan-19
Feb-19
Mar-19
Apr-19
May-19
Jun-19

Financials

YAYYO, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Six Months Ended June 30, 2019 and 2018 (unaudited)

	Six Months Ended June 30, 2019	Six Months Ended June 30, 2018
Revenue	$ 3,475,518	$ 1,037,415
Cost of revenue	2,044,241	727,624
Gross profit	1,431,277	309,791
Operating expenses:		
Selling and marketing expenses	102,606	91,495
Product development	-	9,699
General and administrative expenses	1,460,811	3,972,915
Loss on the settlement of debt	252,900	-
Total operating expenses	1,816,317	4,074,109
Loss from operations	(385,040)	(3,764,318)
Other income (expense):		
Interest and financing costs	(611,875)	(380,872)
Total other income (expense)	(611,875)	(380,872)
Net loss	$ (996,915)	$ (4,145,190)
Weighted average shares outstanding :		
Basic	26,760,318	26,086,952
Diluted	26,760,318	26,086,952
Loss per share		
Basic	$ (0.04)	$ (0.16)
Diluted	$ (0.04)	$ (0.16)

Financials

YAYYO, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
As of June 30, 2019 and December 31, 2018

ASSETS

	June 30, 2019 (unaudited)	December 31, 2018
Current Assets:		
Cash	$ 34,381	$ 277,444
Accounts receivable	65,115	-
Prepaid expenses	145,597	108,900
Total current assets	245,093	386,344
Equipment, net	4,934	5,092
Leased assets, net	4,758,110	5,115,117
Deferred offering costs	66,500	66,500
TOTAL ASSETS	$ 5,074,637	$ 5,573,053
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities:		
Accounts payable	$ 504,801	$ 719,386
Accrued expenses	538,409	494,066
Notes payables, current (net of discount of $52,414 and $72,211)	3,180,673	2,617,970
Finance lease obligations, current	1,662,476	1,562,651
Total current liabilities	5,886,359	5,394,073
Finance lease obligations, net of current portion	1,559,309	2,227,496
TOTAL LIABILITIES	7,445,668	7,621,569
Commitments and contingencies	-	-
STOCKHOLDERS' DEFICIT		
Preferred stock, $0.000001 par value; 10,000,000 shares authorized; nil shares issued and outstanding		
Common stock, $0.000001 par value; 90,000,000 shares authorized; 26,802,976 and 26,718,676 shares issued and outstanding	27	27
Additional paid-in capital	19,867,551	19,193,151
Accumulated deficit	(22,238,609)	(21,241,694)
Total stockholders' deficit	(2,371,031)	(2,048,516)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 5,074,637	$ 5,573,053

Management Team

Jon Rosen, Chief Executive Officer

- Executive Director for Strategy at America Online (NYSE AOL) responsible for creation of its DMN Advertising Network, leading to the acquisition of Advertising.com and AOL's traffic acquisition program
- Founding and Executive roles in three of the largest computer storage companies including Epoch Systems (now NYSE EMC), OTG (Nasdaq OTG, then NYSE EMC), and LaserData (purchased by Kofax)
- Co-Founder iProspect, now the world's largest Search Marketing agency, acquired by Dentsu

Laurie DiGiovanni, Chief Operating Officer

- 30 years experience in the automotive industry
- 2012-2015, she held marketing and operating executive positions at Beverly Hills Rent A Car & Executive Transportation
- Founder of the Association for Finance & Insurance Professionals
- Former Director of Training for CarsDirect.com

Kevin Pickard, Chief Financial Officer

- 30 years experience in public company accounting and auditing
- Since 2012, he has been providing management and consulting services to companies for initial public offerings
- Mr. Pickard holds a Master of Accountancy from Brigham Young University

Ali Rashidifar, Technology Lead

- 15 years, senior technology design and development experience
- Successful innovation in design and delivery for mobile and desktop apps like Nextpro and Webrat. Enterprise development including BeyondVIP and Savantific

Investment Highlights

Early Mover Advantage

- In 2016, the Company identified a supply shortage in ridesharing vehicles
- YayYo's technology solutions and driver programs uniquely accelerate the ridesharing driver network & position YayYo as an industry leader
- Key Hyundai relationships

Large & Growing Market

- The ridesharing industry is expected to reach $218 billion by 2025 [1]
- Increased demand for ridesharing coupled with need for vehicles that meet stringent qualifications creates a massive opportunity within the driver services segment

Owned Cars: Unit Economics

- Ability to add cars has led to straight-line revenue growth
- Strong per unit economics bolstering revenue growth and scalability:
- $1,600 target revenue/car/mo.
- 4.8x lease cost coverage

Experienced Management Team

- Strong management team possessing over 50+ years of experience in technology, transportation, and finance
- Independent directors with vast experience & success across multiple industries

(1) Maximize Market Research. (https://www.marketsandmarkets.com/Market-Reports/mobility-on-demand-market-198699113.html?gclid=Cj0KCQjw3JXtBRC8ARIsAEBHg4lY8AjEdmMA8jkoime-tTZ9nGTvh0C6hJI8x4oTSYHKQBitBF1xbf0aAvA7EALw_wcB)

Growth Opportunities

Expand & Diversify Revenue

- Expand and diversify our equipment rental fleet with a broader mix of vehicles to increase the range of customer options and markets we serve
- Expand geographical presence from regional to national coverage while increasing the number of fleet vehicles, and reconfiguring existing locations with expertise tailored to local markets

Improve Operating Efficiency

- Major emphasis on a strong safety culture, fleet management excellence, e-commerce transactions, fleet availability and margin improvement
- Grow our professional and tech-enabled sale force to optimize sales territories and support growth objectives
- Continue to improve and innovate through technology, enhancing and enabling driver and fleet-owner experiences while using technology to reduce operational time and expense

Enhance Customer Experience

- Differentiate through a superior customer experience - and the variety and quality of the vehicles and services
- Focus on quality vehicle brands tailored to meet the Vehicle Qualification Requirements of the ridesharing industry and preferences of ridesharing drivers
- Add more expertise to help drivers achieve best results, while focusing on convenience and on-demand data and information

Disciplined Asset Management

- Continue to optimize timing of fleet rentals, repairs and maintenance, while at the same time satisfying our customers' needs
- Through continued use and development of our disciplined approach to efficient fleet management, we seek to maximize our utilization ratios and return on investment

Use of Proceeds

Use of Proceeds	Estimated Amount
Purchase of Passenger Vehicles Made Available for Rent	$5,000,000
Repayment of Notes Payable	$2,400,000
Sales and Marketing	$750,000
Working Capital & General Corporate Purposes	$750,000
TOTAL	**$8,900,000**

We estimate that we will receive net proceeds of approximately $8,900,000 (or approximately $10,265,000 if the underwriters' option to purchase additional shares is exercised in full) from the sale of the common stock offered by us in the offering, based on a public offering price of $4.00 per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The foregoing information is an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Pending these uses, we intend to invest the net proceeds of this public offering in a money market or other interest-bearing account.